Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET REPORTS RESULTS OF ITS

SECOND FISCAL QUARTER OF 2004

Company Continues on Track to Achieve Goal of Year-Over-Year

Revenue Growth Between 30% to 35%

Southborough, Mass. — August 24, 2004 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced financial results of its second fiscal quarter of 2004.

Total revenues were $3.0M for the second quarter ended June 30, 2004, an 11% increase from $2.7M recorded for the second quarter of 2003, and a 17% decrease from $3.7M recorded for the first quarter of 2004. For the first six months of 2004, total revenues were $6.7M, an increase of 41% from $4.7M recorded for the comparable period in 2003.

For the second quarter of 2004, the Company reported a net loss of $852,000, or $0.19 per basic and diluted share, compared to a net loss of $1.0M or $0.39 per basic and diluted share for the second quarter of 2003, and compared to a net profit of $31,000, or $0.01 per basic and diluted share for the first quarter of 2004. The net loss for the first six months of 2004 was $0.8M, or $0.18 per basic and diluted share, compared to a net loss of $2.4M, or $0.90 per basic and diluted share for the comparable period in 2003.

Software license revenues for the second quarter of 2004 were $813,000, or 27% of total revenue compared to $770,000, or 28% of total revenue for the second quarter of 2003, and compared to $1.3M, or 36% of total revenue in the first quarter of 2004.

The Company reported a gross profit of $1.3M for the second quarter of 2004, or a gross margin of 44%, compared to a gross profit of $1.4M, or a gross margin of 51% in the second quarter of 2003, and compared to a gross profit of $1.9M, or a gross margin of 53% in the first quarter of 2004. The reduction in gross profit and gross margins during the second quarter of 2004 compared to the first quarter of 2004 was attributable to the reduction in the volume of software licenses sold and an increase in the amount of resources utilized to deliver professional services during the second quarter.

Operating expenses for the second quarter of 2004 were $2.1M, compared to $2.3M for the second quarter of 2003, and compared to $1.9M for the first quarter of 2004.

The Company’s cash position on June 30, 2004 was approximately $3.4M compared to $3.7M on March 31, 2004. During the second quarter, the Company reduced its long-term debt with Bank Hapoalim from $2.1M to $1.8M.

The Days of Sales Outstanding (DSO) for the Company in the second quarter of 2004 improved to 60 days, compared to 69 days in the first quarter of 2004.

“Although our Q2 results were less than last quarter’s, 2004 year-to-date revenue has increased by 41% over the revenues for the first half of 2003, and we are still on track to achieve our goal of 30% to 35% annual growth,” stated Win Burke, president and CEO, ViryaNet. “With the unpredictability in the size of our deals, and with the variability in the timing of the closing of deals associated with our reseller partners, any one quarter’s results will be difficult to predict and will not necessarily be indicative of full-year performance. Our Q2 results reflect such variability, but we remain confident that we will achieve our goal for revenue growth in 2004. ViryaNet’s operational cash flow for Q2 was breakeven, and we are also pleased to have added two significant license deals during the second quarter, one in the utility sector and the other in the telecommunications sector.”

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, grocery and retail, high-technology manufacturing, HVAC, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

	December 31 2003	June 30, 2004
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash, cash equivalents and short-term banks deposits	$5,087	$3,417
Trade receivables	2,591	1,990
Other receivables and prepaid expenses	986	976

Total current assets	8,664	6,383

SEVERANCE PAY FUND	638	659

PROPERTY AND EQUIPMENT, NET	630	358

INTANGIBLE ASSETS, NET	2,842	2,812

	$12,774	$10,212

VIRYANET LTD.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

	December 31, 2003	June 30, 2004
	U.S. dollars in thousands
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$908	$—
Current maturities on long-term loan	1,036	1,041
Trade payables	905	1,142
Deferred revenues	1,304	1,247
Other payables and accrued expenses	2,907	2,328

Total current liabilities	7,060	5,758

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	1,307	785
Accrued severance pay	1,077	1,108

Total long-term liabilities	2,384	1,893

SHAREHOLDERS’ EQUITY:
Share capital	1,108	1,114
Additional paid-in capital	105,725	105,760
Deferred stock compensation	(102)	(76)
Accumulated other comprehensive loss	(353)	(368)
Accumulated deficit	(103,048)	(103,869)

Total shareholders’ equity	3,330	2,561

	$12,774	$10,212

VIRYANET LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)

	Three months ended June 30		Six months ended June 30,
	2003	2004	2003	2004
	U.S. dollars in thousands, except share and per share data
Revenues:
Software licenses	$770	$813	$1,033	$2,143
Maintenance and services	1,945	2,205	3,684	4,526

Total revenues	2,715	3,018	4,717	6,669

Cost of revenues:
Software licenses	95	65	142	228
Maintenance and services	1,233	1,618	2,339	3,164

Total cost of revenues	1,328	1,683	2,481	3,392

Gross profit	1,387	1,335	2,236	3,277

Operating expenses:
Research and development	651	494	1,281	928
Sales and marketing	1,125	1,134	2,110	2,119
General and administrative	483	492	1,014	960
Amortization of deferred stock compensation	—	23	—	46

Total operating expenses	2,259	2,143	4,405	4,053

Operating loss	(872)	(808)	(2,169)	(776)
Financial expenses, net	162	44	234	45

Net loss	$(1,034)	$(852)	$(2,403)	$(821)

Basic and diluted net loss per share	$(0.39)	$(0.19)	$(0.90)	$(0.18)

Weighted average number of shares used in computing basic and diluted net loss per share	2,681,733	4,512,529	2,681,733	4,504,178

########